FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For May 15, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                                    Form 40-F
                    ---                                             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                                              No  X
                    ---                                             ---

                               INDEX TO EXHIBITS

Item
-----
1. AerCo Limited Monthly Report to Noteholders for May 2002, including additional information excluded form the 6-K, filed May 13, 2002.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: May 15, 2002


                                                AERCO LIMITED


                                                By: /s/ Patrick J. Dalton
                                                   ----------------------------
                                                   Name:  Patrick J. Dalton
                                                   Title: Attorney-in-Fact

                                                                         Item 1


                                                            AERCO LIMITED
                                                       Report to Noteholders
                                            All amounts in US dollars unless otherwise stated


Month                                 May-02
Payment Date                          15th of each month
Convention                            Modified Following Business Day
Current Payment Date                  15-May-02
Current Calculation Date              9-May-02
Previous Payment Date                 15-Apr-02
Previous Calculation Date             9-Apr-02
------------------------------------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

------------------------------------------------------------------------------------------------------------------------------------
                                                                    Prior         Deposits        Withdrawals       Balance on
                                                                   Balance                                       Calculation Date
                                                                  9-Apr-02                                           9-May-02
------------------------------------------------------------------------------------------------------------------------------------
Expense Account                                                  4,984,945.59    3,714,267.95    (8,126,694.36)      572,519.18
Collection Account                                              92,576,634.78   12,542,935.75    (9,402,982.78)   95,716,587.75
Aircraft Purchase Account                                                   -               -                -                -
 - Liquidity Reserve cash balance                               83,173,652.00      100,000.00                -    83,273,652.00
------------------------------------------------------------------------------------------------------------------------------------
Total                                                           97,561,580.37   29,639,313.78   (36,321,329.35)   96,289,106.93
------------------------------------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                  -
Interest Income                                                                                                               -
Aircraft Purchase Payments                                                                                                    -
Economic Swap Payments                                                                                                        -
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                           -
------------------------------------------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                       4,984,945.59
Transfer from Collection Account on previous Payment Date                                                          3,711,499.84
Permitted Aircraft Accrual                                                                                                    -
Interim Transfer from Collection Account                                                                                      -
Interest Income                                                                                                        2,768.11
Balance on current Calculation Date
 - Payments on previous payment date                                                                              (6,516,728.15)
 - Interim payments                                                                                               (1,609,966.21)
 - Other
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                  572,519.18
------------------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                      92,576,634.78
Collections during period                                                                                         12,542,935.75
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                           (15,054.41)
 - Permitted Aircraft Modifications                                                                                           -
Interim Transfer to Expense Account                                                                                           -
Net Swap payments on previous Payment Date                                                                        (3,696,445.43)
Aggregate Note Payments on previous Payment Date                                                                  (5,691,482.94)
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                               95,716,587.75
------------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                  30,000,000.00
Second Collection Account Reserve                                                                                 35,000,000.00
Cash Held
 - Security Deposits                                                                                              18,273,652.00
                                                                                              --------------------------------------
 Liquidity Reserve Amount                                                                                         83,273,652.00
                                                                                              --------------------------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

------------------------------------------------------------------------------------------------------------------------------------

                                                            AERCO LIMITED
                                                       Report to Noteholders
                                            All amounts in US dollars unless otherwise stated


Current Payment Date                    15-May-02
Current Calculation Date                9-May-02
Previous Payment Date                   15-Apr-02
Previous Calculation Date               9-Apr-02
------------------------------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                           96,289,106.93
Liquidity Reserve Amount                                                           (83,273,652.00)
                                                                                 ----------------
Available Collections                                                               13,015,454.93
                                                                                 ================

4. Analysis of Collection Account Activity (Continued)
------------------------------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)        Total Required Expense Amount                                             4,000,000.00
(II) a)    Class A Interest but excluding Step-up                                    1,639,973.02
     b)    Swap Payments other than subordinated swap payments                       3,664,440.82
(iii)      First Collection Account top-up (Minimum liquidity reserve $30 m)        30,000,000.00
(iv)       Class A Minimum principal payment                                                    -
(v)        Class B Interest                                                            304,909.37
(vi)       Class B Minimum principal payment                                            36,774.97
(vii)      Class C Interest                                                            472,974.76
(viii)     Class C Minimum principal payment                                                    -
(ix)       Class D Interest                                                            708,333.33
(x)        Class D Minimum principal payment                                                    -
(xi)       Second collection account top-up                                         53,273,652.00
(xii)      Class A Scheduled principal                                                          -
(xiii)     Class B Scheduled principal                                                 546,148.27
(xiv)      Class C Scheduled principal                                                 393,975.03
(xv)       Class D Scheduled principal                                                          -
(xvi)      Permitted accruals for Modifications                                                 -
(xvii)     Step-up interest                                                                     -
(xviii)    Class A Supplemental principal                                            1,247,925.36
(xix)      Class E Primary Interest                                                             -
(xx)       Class B Supplemental principal                                                       -
(xxi)      Class A Outstanding Principal                                                        -
(xxii)     Class B Outstanding Principal                                                        -
(xxiii)    Class C Outstanding Principal                                                        -
(xxiv)     Class D Outstanding Principal                                                        -
(xxv)      Subordinated Swap payments                                                           -
                                                                                -----------------
           Total Payments with respect to Payment Date                              96,289,106.93
           less collection Account Top Ups (iii) (b) and (xi) (b) above             83,273,652.00
                                                                                -----------------
                                                                                    13,015,454.93
                                                                                =================

------------------------------------------------------------------------------------------------------------------------------------

                                                            AERCO LIMITED
                                                       Report to Noteholders
                                            All amounts in US dollars unless otherwise stated


Current Payment Date                    15-Apr-02
Current Calculation Date                9-Apr-02
Previous Payment Date                   15-Mar-02
Previous Calculation Date               11-Mar-02
----------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

----------------------------------------------------------------------------------------------------------
                                          Subclass         Subclass         Subclass            Total
Floating Rate Notes                          A-2               A-3             A-4              Class A

----------------------------------------------------------------------------------------------------------
Applicable LIBOR                             1.86000%         1.86000%         1.86000%
Applicable Margin                             0.3200%          0.4600%          0.5200%
Applicable Interest Rate                     2.18000%         2.32000%         2.38000%
Day Count                                     Act/360          Act/360          Act/360
Actual Number of Days                              30               30               30
Interest Amount Payable                    246,295.70     1,092,333.33       301,343.99
Step-up Interest Amount Payable                    NA               NA            NA
----------------------------------------------------------------------------------------------------------
Total Interest Paid                        246,295.70     1,092,333.33       301,343.99     1,639,973.02
----------------------------------------------------------------------------------------------------------

Expected Final Payment Date                 15-Dec-05        15-Jun-02        15-May-11
Excess Amortisation Date                    17-Aug-98        15-Feb-06        15-Aug-00

----------------------------------------------------------------------------------------------------------
Original Balance                       290,000,000.00   565,000,000.00   235,000,000.00
Opening Outstanding Principal Balance  135,575,614.17   565,000,000.00   151,938,146.71   852,513,760.88
----------------------------------------------------------------------------------------------------------
Extended Pool Factors                          61.68%          100.00%           87.34%
Pool Factors                                   50.61%          100.00%           76.10%
----------------------------------------------------------------------------------------------------------
Minimum Principal Payment                           -                -                -                -
Scheduled Principal Payment                         -                -                -                -
Supplemental Principal Payment             588,452.69                -       659,472.67     1,247,925.36
----------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount        588,452.69                -       659,472.67     1,247,925.36
----------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                        -
- amount allocable to premium

----------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance  134,987,161.48   565,000,000.00   151,278,674.04   851,265,835.52
----------------------------------------------------------------------------------------------------------

5. Payments on the NOtes by Subclass (continued)

-----------------------------------------------------------------------------------  -----------------------------------------------
                                           Subclass       Subclass          Total          Subclass        Subclass        Total
Floating Rate Notes                           B-1             B-2           Class B            C-1             C-2         Class C

-----------------------------------------------------------------------------------  -----------------------------------------------
Applicable LIBOR                           1.86000%        1.86000%                        1.86000%        1.86000%
Applicable Margin                           0.6000%         1.0500%                         1.3500%         2.0500%
Applicable Interest Rate                   2.46000%        2.91000%                        3.21000%        3.91000%
Day Count                                   Act/360         Act/360                         Act/360         Act/360
Actual Number of Days                            30              30                              30              30
Interest Amount Payable                  134,625.89      170,283.48                      218,125.86      254,848.90
Step-up Interest Amount Payable                  NA              NA                              NA               NA
-----------------------------------------------------------------------------------  -----------------------------------------------
Total Interest Paid                      134,625.89      170,283.48      304,909.37      218,125.86      254,848.90       472,974.76
-----------------------------------------------------------------------------------  -----------------------------------------------

Expected Final Payment Date               15-Jul-13       15-Jun-08                       15-Jul-13       15-Jun-08
Excess Amortisation Date                  17-Aug-98       15-Aug-00                       17-Aug-98       15-Aug-00
-----------------------------------------------------------------------------------  -----------------------------------------------
Original Balance                      85,000,000.00   80,000,000.00                   85,000,000.00   80,000,000.00
Opening Outstanding Principal Balance 65,671,164.41   70,219,991.53  135,891,155.94   81,542,377.69   78,214,496.49   159,756,874.18
-----------------------------------------------------------------------------------  -----------------------------------------------
Extended Pool Factors                        86.38%          99.63%                          99.19%          99.41%
Pool Factors                                 80.09%          98.39%                          95.60%          97.44%
-----------------------------------------------------------------------------------  -----------------------------------------------
Minimum Principal Payment                 17,771.98       19,002.99       36,774.97               -               -                -
Scheduled Principal Payment              263,933.24      282,215.03      546,148.27      206,303.13      187,671.90       393,975.03
Supplemental Principal Payment                    -               -               -               -               -                -
-----------------------------------------------------------------------------------  -----------------------------------------------
Total Principal Distribution Amount      281,705.22      301,218.02      582,923.24      206,303.13      187,671.90       393,975.03
-----------------------------------------------------------------------------------  -----------------------------------------------
Redemption Amount                                                                                 -               -
- amount allocable to principal                                                                   -               -
- amount allocable to premium                                                                     -               -
-----------------------------------------------------------------------------------  -----------------------------------------------
Closing Outstanding Principal Balance 65,389,459.19   69,918,773.51  135,308,232.70   81,336,074.56   78,026,824.59   159,362,899.15
-----------------------------------------------------------------------------------  -----------------------------------------------


------------------------------------------------------

Fixed Rate Notes                       D-2

------------------------------------------------------
Applicable Interest Rate                     8.50000%
Day count                                      30/360
Number of Days                                     30
Interest Amount Payable                    708,333.33
------------------------------------------------------
Total Interest Paid                        708,333.33
------------------------------------------------------
Expected Final Payment Date                 15-Mar-14
Excess Amortisation Date                    15-Jul-10
------------------------------------------------------
Original Balance                       100,000,000.00
Opening Outstanding Principal Balance  100,000,000.00
------------------------------------------------------
Extended Pool Factors                         100.00%
Expected Pool Factors                         100.00%
------------------------------------------------------
Extended Amount                                    -
Expected Pool Factor Amount                        -
Surplus Amortisation
------------------------------------------------------
Total Principal Distribution Amount                -
------------------------------------------------------
Redemption Amount                                  -
- amount allocable to principal                    -
                                     -----------------
- amount allocable to premium                      -
------------------------------------------------------
Closing Outstanding Principal Balance  100,000,000.00
------------------------------------------------------

                                                            AERCO LIMITED
                                                       Report to Noteholders
                                            All amounts in US dollars unless otherwise stated


Current Payment Date            15-May-02
Current Calculation Date         9-May-02
Previous Payment Date           15-Apr-02
Previous Calculation Date        9-Apr-02
------------------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                                             15-May-02
End of Interest Accrual Period                                               17-Jun-02
Reference Date                                                                9-May-02

------------------------------------------------------------------------------------------------------------------------------------
                                           A-2          A-3          A-4         B-1         B-2         C-1         C-2
------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                         1.84000%     1.84000%     1.84000%    1.84000%    1.84000%    1.84000%    1.84000%
Applicable Margin                         0.3200%      0.4600%      0.5200%     0.6000%     1.0500%     1.3500%     2.0500%
Applicable Interest Rate                  2.1600%      2.3000%      2.3600%     2.4400%     2.8900%     3.1900%     3.8900%
------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
Fixed Rate Notes                           D-1
---------------------------------------------------------------------------------------
Actual Pool Factor                       100.00%
---------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                    A-2          A-3          A-4         B-1         B-2         C-1         C-2
------------------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance  135,575.61   565,000.00   151,938.15   65,671.16   70,219.99   81,542.38   78,214.50
Total Principal Payments                   588.45            -       659.47      281.71      301.22      206.30      187.67
Closing Outstanding Principal Balance  134,987.16   565,000.00   151,278.67   65,389.46   69,918.77   81,336.07   78,026.82

Total Interest                             246.30     1,092.33       301.34      134.63      170.28      218.13      254.85
Total Premium                             0.0000%      0.0000%      0.0000%     0.0000%     0.0000%     0.0000%     0.0000%
----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
(b) Fixed Rate Notes                       D-2
---------------------------------------------------------------------------------------
Opening Outstanding Principal Balance  100,000.00
Total Principal Payments                        -
Closing Outstanding Principal Balance  100,000.00

Total Interest                             708.33
Total Premium                                   -

---------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


                                                            AERCO LIMIED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated

                                                                                                  All amounts in
                                                                                               millions of US Dollar
                                                                                              unless otherwise stated
-----------------------------------------------------------------------------------------------------------------------
                                                   July                                         Cumulative to Date
                                               200O to-  Oct-Dec   Jan-Mar     Apr     May          Adjusted*
                                              Sept 2001     2001      2002    2002    2002  Actual  base case  Variance
-----------------------------------------------------------------------------------------------------------------------
                    CASH COLLECTIONS
  [1]               Lease Rentals                 217.6     45.4      45.4    16.7    13.9   339.0      338.9      0.1
  [2]               - Renegotiated Leases          (3.0)    (2.8)     (2.1)   (1.3)   (0.9)  (10.1)         -    (10.1)
  [3]               - Rental Resets                (1.3)    (3.2)     (4.1)   (1.2)   (1.2)  (11.0)         -    (11.0)
                                              ------------------------------------------------------------------------
  [4] S[1]...[3]    Contracted Lease Rentals      213.3     39.4      39.2    14.2    11.8   317.9      338.9    (21.0)

  [5]               Movement in Current Arre       (0.8)    (2.4)      1.4     0.3    (0.9)   (2.4)         -     (2.4)

                    less Net Stress-related Costs
  [6]               - Bad Debts                       -        -         -       -       -       -       (3.4)     3.4
  [7]               - Security Deposits Drawn
                      Down                          0.5        -         -       -       -     0.5          -      0.5
  [8]               - Restructured Arrears          0.7      0.1      (1.3)   (0.3)   (0.1)   (0.9)       2.7     (3.6)
  [9]               - AOG                          (4.3)    (1.5)     (0.4)                   (6.2)     (14.3)     8.1
 [10]               - Other Leasing Income            -        -         -       -       -       -          -        -
 [11]               - Repossession Costs           (0.3)       -         -       -       -    (0.3)      (2.7)     2.4
                                              ------------------------------------------------------------------------
 [12] S[6]...[11]   sub-total                      (3.4)    (1.4)     (1.7)   (0.3)   (0.1)   (6.9)     (17.7)    10.8

 [13] [4]+[5]+[12]  Net Lease Rentals             209.1     35.6      38.9    14.2    10.8   308.6      321.1    (12.5)

 [14]               Interest Earned                 5.8      0.8       0.4     0.2     0.1     7.3        6.7     0.6

 [15]               Drawings from Expense Account                                                -          -        -

                    Maintenance Receipts           22.6      4.5       3.6     1.1     1.4    33.2          -     33.2
                    Maintenance Payments          (11.8)    (1.8)     (3.9)   (6.9)   (3.2)  (27.6)         -    (27.6)
                                              ------------------------------------------------------------------------
 [15]               Net Maintenance                10.8      2.7      (0.3)   (5.8)   (1.8)    5.6          -      5.6

 [16] S[13]...[15]  Total Cash Collection         225.7     39.1      39.0     8.6     9.1   321.5      327.8     (6.3)
======================================================================================================================

                    CASH EXPENSES
                    Aircraft Operating Expenses
 [17]               - Insurance                    (0.1)       -         -    (0.3)      -    (0.4)         -    (0.4)
 [18]               - Re-leasing and other         (7.5)    (0.7)     (0.4)   (0.3)   (0.1)   (9.0)     (10.2)   (1.2)
                                              ------------------------------------------------------------------------
[19]   [17]+[18]    subtotal                       (7.6)    (0.7)     (0.4)   (0.6)   (0.1)   (9.4)     (10.2)     0.8

                    SG&A Expenses
 [20]               Aircraft Servicer Fees
                    - Retainer Fee                 (1.6)    (0.4)     (0.3)   (0.2)   (0.3)   (2.8)      (2.8)    (0.0)
                    - Rent Collected Fee           (1.9)    (0.4)     (0.4)   (0.1)   (0.3)   (3.1)      (3.1)    (0.0)
                    - Previous Servicer Fee        (1.8)                                      (1.8)         -     (1.8)
                                              ------------------------------------------------------------------------
 [21]               sub-total                      (5.3)    (0.8)     (0.7)   (0.3)   (0.5)   (7.6)      (5.8)    (1.8)
                                              ------------------------------------------------------------------------
 [22]               Other Servicer Fees           (13.1)    (0.4)     (1.2)   (0.3)   (0.4)  (15.4)      (8.2)    (7.2)
                                              ------------------------------------------------------------------------
 [23]  [21]+[22]    subtotal                      (18.4)    (1.2)     (1.9)   (0.6)   (1.0)  (23.1)     (14.0)    (9.1)

 [24]  [20]+[23]    Total Cash Expenses           (26.0)    (1.9)     (2.3)   (1.2)   (1.1)  (32.5)     (24.3)    (8.2)
======================================================================================================================

                    NET CASH COLLECTIONS
 [25]  [17]         Total Cash Colletions         225.7     39.1      39.0     8.6     9.1   321.5      327.8     (6.3)
 [26]  [24]         Total Cash Expenses           (26.0)    (1.9)     (2.3)   (1.2)   (1.1)  (32.5)     (24.3)    (8.2)
 [27]               Movement in Expense Account     6.0      1.2       0.3     1.7     1.0    10.2          -     10.2
 [28]               Interest Payments            (111.6)   (12.0)     (9.3)   (3.3)   (3.1) (139.2)    (181.7)   (42.5)
 [29]               Swap Payments                 (12.1)    (9.3)    (10.7)   (3.3)   (3.7)  (39.1)       3.8    (42.9)
                                              ------------------------------------------------------------------------
 [30]               Proceeds from sale of
                     aircraft                      50.5        -         -       -       -    50.5       51.1     (0.6)
                                              ------------------------------------------------------------------------
 [31] S[25]...[30]  TOTAL]                        132.5     17.1      17.0     2.5     2.2   171.4      176.8     (5.4)
======================================================================================================================
 [32]               PRINCIPAL PAYMENTS
                    subclass A                    115.6     14.4      14.4     1.5     1.2   147.1      152.3     (5.2)
                    subclass B                     14.8      1.8       1.7     0.6     0.6    19.5       19.7     (0.2)
                    subclass C                      2.1      0.9       0.9     0.4     0.4     4.8        4.8     (0.0)
                    subclass D                        -        -         -       -       -       -          -        -
                                              ------------------------------------------------------------------------
                    Total                         132.5     17.1      17.0     2.5     2.2   171.4      176.8     (5.4)
======================================================================================================================
                    Debt Balances
                    subclass A                    882.8    868.4     854.0   852.5   851.3   851.3      846.1      5.2
                    subclass B                    140.0    138.2     136.5   135.9   135.3   135.3      135.1      0.2
                    subclass C                    162.0    161.1     160.2   159.8   159.3   159.3      159.3        -
                    subclass D                    100.0    100.0     100.0   100.0   100.0   100.0      100.0        -
                                              ------------------------------------------------------------------------
                    TOTAL                       1,284.8  1,267,7   1,250.7 1,248.2 1,245.9 1,245.9    1,240.5      5.4
======================================================================================================================
             * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


                                                       Dollar amounts expressed
                                                           as a percentage
                                                     2000 Base Case Lease Rentals
---------------------------------------------------------------------------------
                                                         Cumulative to Date
                                                            Adjusted Base
                                                     Actual      case    Variance
---------------------------------------------------------------------------------
                    CASH COLLECTIONS
  [1]               Lease Rentals                     100.0%    100.0%        0.0%
  [2]               - Renegotiated Leases              (2.8%)     0.0%       (2.8%)
  [3]               - Rental Resets                    (3.0%)     0.0%       (3.0%)
                                                     ----------------------------
  [4] S[1]...[3]    Contracted Lease Rentals            94.2%   100.0%       (5.8%)

  [5]               Movement in Current Arre           (0.5%)     0.0%       (0.5%)

                    less Net Stress-related Costs
  [6]               - Bad Debts                         0.0%     (1.0%)       1.0%
  [7]               - Security Deposits Drawn
                      Down                              0.2%      0.0%        0.2%
  [8]               - Restructured Arrears             (0.2%)     0.8%       (1.0%)
  [9]               - AOG                              (1.9%)    (4.2%)       2.3%
 [10]               - Other Leasing Income              0.0%      0.0%        0.0%
 [11]               - Repossession Costs               (0.1%)    (0.8%)       0.7%
                                                     ----------------------------
 [12] S[6]...[11]   sub-total                          (2.1%)    (5.3%)       3.2%

 [13] [4]+[5]+[12]  Net Lease Rentals                  91.6%     94.7%       (3.1%)

 [14]               Interest Earned                     2.2%      2.0%        0.2%

 [15]               Drawings from Expense Account       0.0%      0.0%        0.0%

                    Maintenance Receipts                9.8%      0.0%        9.8%
                    Maintenance Payments               (7.5%)     0.0%       (7.5%)
                                                     ---------------------------
 [15]               Net Maintenance                     2.3%      0.0%        2.3%

 [16] S[13]...[15]  Total Cash Collection              96.1%     96.7%       (0.6%)
=================================================================================

                    CASH EXPENSES
                    Aircraft Operating Expenses
 [17]               - Insurance                        (0.1%)     0.0%       (0.1%)
 [18]               - Re-leasing and other             (2.7%)    (3.0%)       0.3%
                                                     ----------------------------
[19]   [17]+[18]    subtotal                           (2.9%)    (3.0%)      0.2%

                    SG&A Expenses
 [20]               Aircraft Servicer Fees
                    - Retainer Fee                     (0.8%)    (0.8%)       0.1%
                    - Rent Collected Fee               (0.9%)    (1.0%)       0.1%
                    - Previous Servicer Fee            (0.6%)     0.0%       (0.6%)
                                                     ----------------------------
 [21]               sub-total                          (2.2%)    (1.8%)      (0.4%)
                                                     ----------------------------
 [22]               Other Servicer Fees                (4.6%)    (2.3%)      (2.3%)
                                                     ----------------------------
 [23]  [21]+[22]    subtotal                          (6.8%)     (4.1%)      (2.7%)

 [24]  [20]+[23]    Total Cash Expenses                (9.7%)    (7.1%)      (2.5%)
=================================================================================

                    NET CASH COLLECTIONS
 [25]  [17]         Total Cash Colletions              96.1%     96.7%       (0.6%)
 [26]  [24]         Total Cash Expenses                (9.7%)    (7.1%)      (2.5%)
 [27]               Movement in Expense Account         2.8%      0.0%        2.8%
 [28]               Interest Payments                 (41.9%)   (53.6%)      11.7%
 [29]               Swap Payments                     (10.9%)     1.1%      (12.0%)
                                                     ----------------------------
 [30]               Proceeds from sale of
                     aircraft                          15.5%      15.7%      (0.2%)
                                                     ----------------------------
 [31] S[25]...[30]  TOTAL]                             52.0%      52.8%      (0.8%)
=================================================================================
 [32]               PRINCIPAL PAYMENTS
                    subclass A                         44.9%     45.6%       (0.8%)
                    subclass B                          5.8%      5.9%       (0.1%)
                    subclass C                          1.3%      1.3%        0.0%
                    subclass D                          0.0%      0.0%        0.0%
                                                     ----------------------------
                    Total                              52.0%     52.8%       (0.8%)
=================================================================================
                    Debt Balances
                    subclass A
                    subclass B
                    subclass C
                    subclass D

                    TOTAL
=================================================================================

* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                                            AERCO LIMITED
                                                       Report to Noteholders
                                            All amounts in US dollars unless otherwise stated


------------------------------------------------------------------------------------------------------------------------------------
      Note:                Report Line Name                       Description
------------------------------------------------------------------------------------------------------------------------------------
                   CASH COLLECTIONS
[1]                 Lease Rentals                        Assumptions per the July 2000 Prospectus adjusted for aircraft sales
[2]                  - Renegotiated Leases               Change in contracted rental cash flow caused by a renegotiated lease
[3]                  - Rental Resets                     Re-leasing events where new lease rate deviated from the 2000 Base Case
[4]  S [1]..[3]    Contracted Lease Rentals              Current Contracted Lease Rentals due as at the latest Calculation Date

[5]                Movement in Current Arrears Balance   Current contracted lease rentals not received as at the latest Calculation
                                                         Date, excluding Bad debts

                   less Net Stress related Costs
[6]                 - Bad debts                          Arrears owed by former lessees and deemed irrecoverable.
[7]                 - Security deposits drawn down       Security deposits received following a lesse default
[8]                 - Restructured arrears
[9]                 - AOG                                Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]                - Other Leasing Income               Includes lease termination payments, rental guarantees and late payments charges
[11]                - Repossession                       Legal and technical costs incurred in repossessing aircraft.
[12] S [6]..[11]   sub-total

[13] [4]+[5]+[12]  Net Lease Rentals                     Contracted Lease Rentals less Movement in Current Arrears Balance and Net
                                                         Stress related costs

[14]               Interest Earned                       Interest earned on monthly cash balances
[15]               Net Maintenance                       Maintenance Revenue Reserve received less and reimbursements to lessees.
[16] S [13..[15]   Total Cash Collections                Net Lease Rentals + Interest Earned + Net Maintenance
------------------------------------------------------------------------------------------------------------------------------------

                   CASH EXPENSES
                   Aircraft Operating Expenses           All operational costs related to the leasing of aircraft.
[17]                - Insurance                          Premium for contingent insurance policies
[18]                - Re-leasing and other               Costs associated transferring an aircraft from one lessee to another
[19] [17]+[18]     subtotal

                   SG&A Expenses
[20]               Aircraft Servicer Fees                Monthly and annual fees paid to Aircraft Servicer
                    - Base Fee                           Fixed amount per month per aircraft
                    - Rent Contracted Fee                1.00% of rental contracted for the month
                    - Rent Collected Fee                 1.25% of rental received for the month
                    - Previous Servicer Fees             Fees paid to the previous Servicer of AerCo
[21]   [20]        subtotal
[22]               Other Servicer Fees                   Administrative Agent, trustee and professional fees paid to other service providers.
[23] [21]+[22]     subtotal

[24] [19]+[23]     Total Cash Expenses                   Aircraft Operating Expenses + SG&A Expenses

------------------------------------------------------------------------------------------------------------------------------------
                            NET CASH COLLECTIONS
[25]    [16]       Total Cash Collections                line 16 above
[26]    [24]       Total Cash Expenses                   line 24 above
[27]               Movement in Expense Account           Movement in Expense Account
[28]               Interest Payments                     Interest paid on all outstanding debt
[29]               Swap payments                         Net swap payments (paid) /received
[30]               Proceeds from Aircraft Sales          Proceeds, net of fees and expenses, from the sale of aircraft
[31] S [25]..30]   Exceptional Items                     Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                   TOTAL
------------------------------------------------------------------------------------------------------------------------------------

                                                            AERCO LIMITED
                                                       Report to Noteholders
                                            All amounts in US dollars unless otherwise stated


------------------------------------------------------------------------------------------------------------------------------------
       Coverage Ratios                                                            2000
                                                Closing        Actual      *Adjusted Base Case
------------------------------------------------------------------------------------------------------------------------------------
       Net Cash Collections                                     171.4            176.8
       Add Back Interest                                        139.2            181.7
       Add Back Swap Payments                                    39.1             (3.8)
a      Net Cash Collections                                     349.7            354.7

b      Swaps                                                     39.1             (3.8)
c      Class A Interest                                          64.7            118.7
d      Class A Minimum                                           30.5             37.9
e      Class B Interest                                          14.0             19.7
f      Class B Minimum                                            8.5              8.4
g      Class C Interest                                          18.1             24.7
h      Class C Minimum                                              -                -
I      Class D Interest                                          15.6             15.6
j      Class D Minimum                                              -                -
k      Class A Scheduled                                            -                -
l      Class B Scheduled                                         10.5             11.3
m      Class C Scheduled                                          4.8              4.8
n      Class D Scheduled                                            -                -
o      Permited Aircraft Modifications
p      Class A Supplemental                                     116.6            114.4
                                                               --------------------------------------
       Total                                                    322.4            351.7
                                                               --------------------------------------

  [1]  Interest Coverage Ratio
       Class A                                                   3.37            3.09  = a/(b+c)
       Class B                                                   2.36            2.06  = a/(b+c+d+e)
       Class C                                                   2.00            1.72  = a/(b+c+d+e+f+g)
       Class D                                                   1.84            1.60  = a/(b+c+d+e+f+g+h+i)

  [2]  Debt Coverage Ratio
       Class A                                                   1.84            1.60  = a/(b+c+d+e+f+g+h+i+ j+k)
       Class B                                                   1.74            1.53  = a/(b+c+d+e+f+g+h+i+j+k+l)
       Class C                                                   1.70            1.49  = a/(b+c+d+e+f+g+h+i+j+k+l+m)
       Class D                                                   1.70            1.49  = a/(b+c+d+e+f+g+h+i+j+k+l+m+n)

       Loan-to-Value Ratios

                                                ------------------------------------------------------------------------------------
                                                       2000 Base Case           Actual         2000 *Adjusted Base Case
                                                          17-Jul-00            15-May-02            15-May-02
                                                ------------------------------------------------------------------------------------
  [3]  Assumed Portfolio Value                           1,566.7                1,365.4                  1,365.4
       Adjusted Portfolio Value (105%)                                          1,351.5

       Liquidity Reserve Amount
       Cash                                                 65.0                   65.0                     65.0
         - Accrued Expenses                                  5.0                    4.0                      5.0
         - Security Deposits                                22.4                   18.3                     22.4
                                                -----------------          ------------            -------------
       subtotal cash                                        92.4                   87.3                     92.4
        Letters of Credit                                      -                      -                        -
                                                -----------------          ------------            -------------
       Total Liquidity Reserve                              92.4                   87.3                     92.4

  [4]  Total Asset Value                                 1,659.1                1,452.7                  1,463.5

       Note Balance
       Class A                                             998.4   60.2%          851.3   58.6%            846.1   57.8%
       Class B                                             154.8   69.5%          135.3   67.9%            135.1   67.0%
       Class C                                             164.1   79.4%          159.3   78.9%            159.3   77.9%
       Class D                                             100.0   85.4%          100.0   85.8%            100.0   84.8%
                                                ----------------           ------------            -------------
       Total                                             1,417.3                1,245.9                  1,240.5
------------------------------------------------------------------------------------------------------------------------------------
                   * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


[1]   Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2]  Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity
Reserve Amount